Exhibit 99.3

The Offeror is a Portuguese company. The Offer is regulated by Portuguese law. Information distributed in connection with the proposed Offer is subject to Portuguese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with IFRS that may not be comparable to the financial statements or financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Offer, since the Offeror is located in Portugal and all of its officers and directors are residents of Portugal. You may not be able to sue the Offeror or its officers or directors in a Portuguese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the Offeror and its affiliates to subject themselves to a U.S. court’s judgment. The Offeror filed a translation into English of a Portuguese language prospectus approved by the Portuguese Securities Commission under form CB of the United States Securities and Exchange Commission.

Lisbon, 20 July 2015

Subject:                                                   Takeover offer for the acquisition of Semapa Shares

Dear Sirs,

Semapa – Sociedade de Investimento e Gestão, SGPS, S.A. (Semapa) launched a general and voluntary takeover offer for the acquisition of Semapa Shares, in the form of an exchange for Shares of Portucel, S.A. (Portucel), subject to the following main terms and conditions:

•                  Holders of Semapa Shares that accept the offer shall receive Portucel Shares as consideration

•                  The shareholder shall receive 3.40 Portucel Shares for each Semapa Share

The Offer period will take place from 8:30 a.m. on July 6, 2015 until 3:00 p.m. on July 24, 2015. Offer recipients may accept the offer during the offer period by issuing selling orders to financial intermediaries with which their Semapa Shares are registered.

The Offeror and the Issuer

According to the launch announcement and prospectus disclosed on the Portuguese Securities Commission’s website last July 3rd, Semapa informs that, at the request of its shareholder Sodim, SGPS, S.A., it launched a General and Voluntary Takeover Offer for the Acquisition, in the form of an Exchange Offer, of 48,461,924 Semapa shares, for the maximum consideration of 164,770,541 shares representing Portucel’s share capital held by Semapa.

The Offeror is Semapa – and the Issuer (of the shares offered under the Exchange Offer) is Portucel.

Objectives of the acquisition

The proposals presented by Sodim, approved by the Offeror’s General Meeting on June 23, 2015 by 98.6% of the voting rights present, with 74.97% of shareholders either present or represented, were based on the belief that:

(a)                              the shareholding structure in Semapa and of Semapa in Portucel could be better rationalized if Semapa shareholders, were allowed to exchange their Semapa Shares

Semapa - Sociedade de Investimento e Gestão, SGPS, SA      Public Limited Company

Av. Fontes Pereira de Melo 14, 10th 1050-121 Lisbon

Corporate Person and Lisbon Companies Registry: 502.593.130   Share Capital: 106.510.000 Euros

Tel.: (+351) 21 318 47 00   Fax: (+351) 21 352 17 48

for Portucel Shares, if they so wished

(b)                              that this rationalization would replace both Semapa and Portucel’s small free float, aggravated by the doubling effect caused by Semapa’s main asset being precisely its more than 80% interest in Portucel’s voting rights, with a new larger concentration of free float in Portucel, resulting in inherent advantages for all shareholders.

Offer Consideration

Each holder of Semapa Shares that accepts this Offer will receive 3.40 Portucel Shares for each Semapa Share held.

Justification for the consideration

In stipulating the exchange ratio between Semapa Shares and Portucel Shares, the relationship between the weighted average market price of those securities during the recent period prior to the date of disclosure of the Preliminary Announcement of the Offer on May 25, 2015 was taken into consideration.

The exchange ratio offered is higher than the exchange ratio implicit in the closing price of the Semapa Share (€13.740 per share) and in the closing price of the Portucel Share (€4.069 per share) in the last regulated market session prior to the disclosure date of the Preliminary Announcement of the Offer (the market session of May 22, 2015), i.e. 3.38, which is at the higher end of those recently recorded, namely during the past two years in which the average exchange ratio was 3.09 in 2014 and 3.05 in 2015 (up to May 22).

It should be added that the exchange ratio is:

(a)                              8.8% higher than the average ratio of the month preceding that date (3.12), i.e. in the period from April 23, 2015 up to and including May 22, 2015;

(b)                              12.2% higher than the average ratio of the 3 months preceding that date (3.03), i.e. in the period from February 22, 2015 up to and including May 22, 2015; and

(c)                               10.6 % higher than the average ratio of the 6 months preceding that date (3.07), i.e. in the period from November 24, 2014 up to and including May 22, 2015.

The €13.835 reference price for the Semapa Share is 11.0% less than the mathematical average of the share’s target prices determined by Market Researchers in 2015 up to the disclosure date of the Preliminary Announcement (May 25, 2015), which is €15.550. It should be noted, however, that from the beginning of 2014 until the date of the Preliminary Announcement, and based on data available on Bloomberg, the average weighted price of the Semapa Share was about 14.3% lower than the average target price.

The foregoing average of €15.550 was calculated based on the following target prices issued in the last year up to the disclosure date of the Preliminary Announcement by the following Market Researchers:

Market Researcher	Date	Target Price (€)
Caixa BI	05/18/2015	12.10
BPI	03/25/2015	16.55
BESi	04/30/2015	18.00

Source: Bloomberg, May, 22, 2015.

Information on the Issuer of the shares that constitute the offer consideration

In 2014, Portucel had a turnover of €1.5 billion and EBITDA of €328 million. It is currently European leader in terms of production capacity of uncoated fine printing and writing paper(1) and the third largest national exporter present in more than 120 countries(2).

Portucel is developing an expansion and internationalization program, namely in Mozambique and the U.S., with new operations, such as in the production of tissue paper and energy pellets, both of which reinforce its growth potential.

•                  Dividends

Although there are no guarantees that Portucel will distribute dividends in the future, and if it does so, what the percentage of distributed profits will be and depending on Portucel’s economic and financial situation at that time, Semapa intends to propose a distribution of assets to shareholders in future Portucel general meetings that convene to approve annual accounts, subject to the following terms:

(a)                              for the next two distributions to take place in 2016 and 2017, following the approval of the 2015 and 2016 accounts, a total value of approximately €400 million for both years, which represents an average annual dividend yield of 6.9%(3), based on Portucel’s market price on May 22, 2015 and

(b)                              for distributions in subsequent financial years, at least half of the profits from those years.

Offer Period

The Offer period will take place from 8:30 a.m. on July 6, 2015 to 3:00 p.m. on July 24, 2015.

Selling orders may be revoked up to five days prior to the end of the offer period, i.e. up to 3:00 p.m. on July 17, 2015.

(1)         Source: EMGE - European Woodfree - May 2015

(2)         Source: INE

(3)         Amount calculated with reference to Portucel’s market price on the day prior to the date of disclosure of the preliminary announcement of this share exchange transaction.

Settlement of the Offer

Physical and financial settlement of the Offer is expected to take place on the second business day following the determination of the outcome of the offer pursuant to Interbolsa Regulation 3/2004 and the respective notice. Therefore, the settlement of the offer is expected to take place on July 30, 2015.

Offer Prospectus

Recipients should consult the Prospectus and further Offer documentation, available on the Issuer’s website (www.portucelsoporcel.com), the Offeror’s website (www.semapa.pt), the PSCom’s website (www.cmvm.pt) and via Edgar at sec.gov.

Market relations representative

Semapa’s market relations representative is José Miguel Paredes. In addition to the company’s general contacts (+351 21 318 47 00), José Miguel Paredes may be contacted via email at jmparedes@semapa.pt.